SO
2/22/05

AM 2-22-2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SECURI 05036509 ON

RECEIVED FEB 17 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S.-Worldwide Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Austin Avenue, Suite 1902
(No. and Street)

Waco (City) Texas (State) 76701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth H. Nall 254-297-2785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pattillo, Brown & Hill, L.L.P.
(Name – *if individual, state last, first, middle name*)

401 W. Hwy. 6 (Address) Waco (City) Texas (State) 76710 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth H. Nall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S.-Worldwide Financial Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth H Nall
Signature

President
Title

Jennifer D. Hudson
Notary Public

JENNIFER D. HUDSON
MY COMMISSION EXPIRES
November 19, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2004

PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2004

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2004

PB&H
PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have audited the accompanying statement of financial condition of U. S. – Worldwide Financial Services, Inc. (a Texas corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U. S. – Worldwide Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583
TEMPLE, TX (254) 791-3460 ■ ALBUQUERQUE, NM (505) 266-5904 ■ RIO RANCHO, NM (505) 898-3516

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the prior page as supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pattillo, Brown + Hill, L.L.P.

January 14, 2005

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
CURRENT ASSETS		
Cash	$ 95,306	
Commissions receivable (net of doubtful accounts of $0)	6,580	
Other receivables	810	
Prepaid expenses	11,780	
Total Current Assets		$ 114,476
PROPERTY AND EQUIPMENT		
Office equipment	12,091	
Less: accumulated depreciation	(12,091)	
Total Property and Equipment		-
OTHER ASSETS		
Dealer reserve	5,785	
Total Other Assets		5,785
Total Assets		$ 120,261
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued expenses payable	$ 19,680	
Federal income tax payable	110	
Total Current Liabilities		$ 19,790
LONG-TERM LIABILITIES		-
Total Liabilities		19,790
STOCKHOLDERS' EQUITY		
Common stock par value $1 per share - authorized 1,000,000 shares, issued and outstanding 2,500 shares	2,500	
Additional paid-in capital	11,500	
Retained earnings	86,471	
Total Stockholders' Equity		100,471
Total Liabilities and Stockholders' Equity		$ 120,261

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

INCOME	
Sales commissions	$ 405,353
Total Income	405,353
EXPENSES	
Leased employee expense - officers	77,565
Leased employee expense - staff	20,560
Rent	5,100
Postage	855
Office	458
Bank fees and charges	537
Commissions	248,218
Registration fees, exams and licenses	6,590
Accounting and actuarial fees	4,675
Consulting fees	35,031
Subscriptions, books and periodicals	300
Professional dues	858
Training	2,144
Bond	2,740
Taxes - franchise	250
Printing	341
Miscellaneous	110
Total Expenses	406,332
LOSS FROM OPERATIONS	(979)
INTEREST INCOME	1,715
NET INCOME BEFORE FEDERAL INCOME TAX	736
FEDERAL INCOME TAX	110
NET INCOME	$ 626
EARNINGS PER SHARE	$ 0.25

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Balance January 1, 2004	2004 Additions Net Income (Loss)	Balance December 31, 2004
Common stock	$ 2,500	$ -	$ 2,500
Additional paid-in capital	11,500	-	11,500
Retained earnings	85,845	626	86,471
Totals	$ 99,845	$ 626	$ 100,471

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 626
Decrease in commissions receivable	3,569
Decrease in other receivables	834
Increase in prepaid expense	(1,398)
Increase in dealer reserve	-
Increase in accrued expenses payable	6,188
Increase in taxes payable	29
Net Cash Flows Provided by Operating Activities	9,848
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	9,848
CASH BALANCE, BEGINNING OF YEAR	85,458
CASH BALANCE, END OF YEAR	$ 95,306

See accompanying notes and auditors' report.

1. SIGNIFICANT ACCOUNTING POLICIES

U. S. – Worldwide Financial Services, Inc. (the Company) was incorporated February 6, 1987, for the purpose of providing brokerage services primarily to military personnel at selected locations in the continental United States and overseas. Business commenced on February 20, 1987, the date of initial capitalization.

Fiscal Year

The Company's fiscal year runs from January 1st through December 31st.

Basis of Accounting

The Company uses the accrual basis of accounting for income and expenses.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the Modified Accelerated Cost Recovery System required for federal income tax purposes as well as for financial statement purposes at rates based on the following estimated useful lives:

Office Equipment	5 – 7 years

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. CUSTOMER PROTECTION--RESERVES AND CUSTODY SECURITIES

The Company's activities are limited to those set forth under subparagraph (k)(l) of Rule 15c3-3; accordingly, the Company claims exemption from all other provisions of the Rule.

3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $81,239, which was in excess of the required net capital of $5,000 by $76,239. The Company's net capital ratio was .24 to 1.

4. INCOME TAXES

Federal income taxes of $110 have been recorded for the current year.

5. RELATED PARTIES

The Company paid $6,413 to American Amicable during 2004 for rent.

The Company paid officers and stockholders (in addition to salaries) $40,935 in commissions and consulting fees.

During 2004, the Company reimbursed United Armed Forces Association $98,125 for shared/ leased employees.

6. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and Income Taxes

Cash paid (received) in 2005 for interest and income taxes for 2004 were as follows:

Interest received	$ 1,715
Income taxes paid	110
Franchise taxes paid	250

7. MAJOR CUSTOMERS/ECONOMIC DEPENDENCE

Sales commissions from five mutual fund companies totaled 99.98% of revenue for the year ended December 31, 2004.

SUPPLEMENTARY SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2004

The Company had no liabilities subordinated to claims of general creditors for the year ended December 31, 2004.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL	$ 100,471
LESS: NON-ALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION	18,375
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS (TENTATIVE NET CAPITAL)	82,096
HAIRCUTS ON SECURITIES	
Certificates of Deposit	(857)
NET CAPITAL	$ 81,239
TOTAL OF AGGREGATE INDEBTEDNESS	$ 19,790
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 76,239
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 79,260
Ratio: Aggregate indebtedness to Net Capital	.24 to 1

PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have examined the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2004. Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of U. S. – Worldwide Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises the control environment, the accounting system, and the control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2004, taken as a whole, was sufficient to meet the objectives stated above, insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

Pattillo, Brown & Hill, L.L.P.

January 14, 2005

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583
TEMPLE, TX (254) 791-3460 ■ ALBUQUERQUE, NM (505) 266-5904 ■ RIO RANCHO, NM (505) 898-35